Exhibit 99.1

China Xiangtai Food Co., Ltd. to Purchase 686 Spot Bitcoin Miners with Total Hash Rate of 63,000 TH/s

CHONGQING, China, Jan. 06, 2022 (GLOBE NEWSWIRE) -- China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) ("China Xiangtai " or the "Company"), an emerging growth company engaged in agricultural business with a diversified expansion strategy, today announced that the Company, through its U.S. subsidiary SonicHash LLC, has entered into a purchase agreement (the “Agreement”) with a global Bitcoin mining hardware company to purchase 686 spot Bitcoin miners that are worth US$6 million. The top-tier newly manufactured miner with a hash rate of 92 TH/s are expected to ramp up the hash rate of the Company’s miner fleet by over 63,000 TH/s.

According to the Agreement, the newly purchased miners are expected to be delivered in two to three weeks to the Company’s mining facility site in Carthage, NY by the end of January 2022. As a result, the Company’s total mining operations are expected to consist of 1,428 Bitcoin miners, producing approximately 132.2 PH/s once all miners are put in full operation. The Company expects to generate approximately US$11 million in revenue and US$7.7 million in cash contribution margin for the first year, based upon the Bitcoin’s average price at US$49,628/BTC for the past month.

Dr. Erick Rengifo, CSO of the Company said: “We are pleased to secure miners ahead of our peers with the help of spot purchase agreement. It is a strategic move that we are seeking new channel in our procurement strategy and diversifying our access to miners. We believe the newly purchased miners would quickly expand our mining scale and bring exceptional performance for our future growth. We look forward to strengthening the business relationship with more purchase orders in the near future.”

About China Xiangtai Food Co., Ltd.

China Xiangtai Food Co., Ltd., engages in agricultural business. The Company is actively deploying emerging technologies including crypto asset mining and blockchain technologies with diversified expansion strategy. The current operations are in the United States, Canada and China. For more information, please visit https://irplin.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

China Xiangtai Food Co., Ltd.

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@irplin.com

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com